UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14030196

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2014
Washington DC
124

SEC FILE NUMBER
8- 66262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corporate Development Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14680 Sterling Road, Suite 2000
(No. and Street)

Colorado Springs (City) CO (State) 80921-2617 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Mendrop 719-632-8341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stockman Kast Ryan & Company
(Name – *if individual, state last, first, middle name*)

102 N. Cascade Ave., Suite 400 (Address) Colorado Springs (City) CO (State) 80903 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Mendrop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Development Capital, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public


NOTARY PUBLIC
ILIANA N VEGA
STATE OF COLORADO
MY COMMISSION EXPIRES OCTOBER 27, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT

stockman kast ryan + co LLP

INDEPENDENT AUDITORS' REPORT

Members
Corporate Development Capital, LLC

We have audited the accompanying financial statements of Corporate Development Capital, LLC (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Certified Public Accountants and Business Advisors | 102 N. Cascade Avenue, Suite 400, Colorado Springs, CO 80903
(719) 630-1186
(719) 630-1187

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporate Development Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information listed in the table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information listed in the table of contents has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information listed in the table of contents is fairly stated in all material respects in relation to the financial statements as a whole.

Stockman Kast Ryan & Co., LLP

Colorado Springs, Colorado
February 17, 2014

FINANCIAL STATEMENTS

Corporate Development Capital, LLC
Statement Of Financial Condition
As of December 31, 2013

CURRENT ASSETS	
Cash in Bank	$ 5,746.23
Cash in Bank	704.81
Cash in FINRA CRD Account	1,218.02
Total Current Assets	7,669.06
TOTAL ASSETS	7,669.06
CURRENT LIABILITIES	
LONG-TERM LIABILITIES	
MEMBERS' EQUITY	
Members' Equity	7,669.06
Total Members' Equity	7,669.06
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 7,669.06

See notes to financial statements.

Corporate Development Capital, LLC
Statement Of Operations

	12 Months Ended December 31, 2013
Revenues	
Commissions Earned	$ 15,900.00
Other Income	611.00
Total Revenues	16,511.00
Operating Expenses	
Employee compensation and benefits	32,501.00
Floor brokerage, exchange, and compliance fees	845.73
Communications and data processing	3,675.29
Other expenses	1,866.39
Total Operating Expenses	38,888.41
Operating Income (Loss)	(22,377.41)
Other income	
Other Income	0.86
Total Other Income	0.86
Net Income (Loss)	$ (22,376.55)

See notes to financial statements.

Corporate Development Capital, LLC
Statement Of Changes In Members' Equity

		12 Months Ended December 31, 2013
Beginning of Period	$	6,145.61
Plus: Net Income		(22,376.55)
Plus: Members' Contributions		23,900.00
Less: Member Distributions		-
MEMBERS' EQUITY END OF PERIOD	$	7,669.06

See notes to financial statements.

Corporate Development Capital, LLC
Statement Of Cash Flows
For the 12 Months Ended December 31, 2013

	Jan - Dec 13
OPERATING ACTIVITIES	
Net Income	-22,376.55
Adjustments to reconcile Net Income to net cash provided by operations:	
CRD Account	-1,217.02
Prepaid SIPC Fees	12.71
Net cash provided by Operating Activities	-23,580.86
FINANCING ACTIVITIES	
Chris Mendrop Equity:Partner One Investments	23,900.00
Net cash provided by Financing Activities	23,900.00
Net cash increase for period	319.14
Cash at beginning of period	6,131.90
Cash at end of period	6,451.04

See notes to financial statements.

CORPORATE DEVELOPMENT CAPITAL, LLC
Notes To Financial Statements
December 31, 2013

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting policies followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Corporate Development Capital, LLC (the Company) was organized in the State of Colorado on
July 29, 2003. The Company has adopted a

calendar year. Description of Business

The Company, located in Colorado Springs, CO, is a broker and dealer in securities registered
with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Commissions Earned

Commissions are recorded on the transaction date reported by the escrow agent firm through submitted closing agreements or when received by the Company.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company's members are allocated their proportionate share of the Company's taxable income or loss for inclusion in their respective income tax returns. Therefore, no provision or liability for Federal or

state income taxes has been included in the financial statements

The Company believes that it does not have any uncertain tax positions that are material to the financial statements. Tax years that remain subject to examination include 2010 through the current period.

Concentrations

The company specializes in sales of oil and gas interests, and private placement of securities. 100% of commissions earned are from one customer.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934,
the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the company had net capital of $7,667.06, which was $2,669.06 in excess of its required net capital of $5,000.

NOTE C- POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities and therefore is exempt from the possession and control requirements of SEC Rule 15c-3-3(k)(2)(ii).

NOTE F -SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition or disclosure through February 17, 2014, the date the financial statements were available for issuance.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the Year Ended December 31, 2013

CORPORATE DEVELOPMENT CAPITAL, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of and for the year ended December 31, 2013

Computation of Net Capital

Total Members' Equity			$ 7,669.06
Nonallowable assets:			
Prepaid Expenses	$	-	
Fixed Assets	$	-	
Accounts receivable - other	$	-	
Other Charges	$	-	
Haircuts	$	-	
Undue Concentration	$	-	$ -
Net allowable capital			$ 7,669.06

Computaion of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ -
Minimum dollar net capital requirement of reporting broker dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 2,669.06

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ -
Percentage of aggregate indebtedness to net capital	0.00%

Reconciliation of the Computaion of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2013	$ 7,669.06
Adjustments:	
Change in Equity (Adjustments)	-
Change in Non-Allowable Assets	-
Change in Haircuts	-
Change in Concentration	-
Net Capital Computation Per Audit	7,669.06
Reconciled Difference	$ -

CORPORATE DEVELOPMENT CAPITAL, LLC

Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of

As of and for the year ended December 31, 2013

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(ii).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2013	$	-
Additions		-
Reductions		-
Balance of such claims at December 31, 2013	$	-

INDEPENDENT ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

For the year ended December 31,2013

stockman kast ryan + co LLP

February 17, 2014

Members
Corporate Development Capital, LLC:

In planning and performing our audit of the financial statements of Corporate Development Capital, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Certified Public Accountants and Business Advisors | 102 N. Cascade Avenue, Suite 400, Colorado Springs, CO 80903
(719) 630-1186
(719) 630-1187

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stockman Kast Ryan & Co., LLP

Colorado Springs, Colorado
February 17, 2014